Exhibit 99.1

LAKE SHORE GOLD CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS	AMENDED
Years ended December 31, 2015 and 2014

TABLE OF CONTENTS

GENERAL	1
HIGHLIGHTS	4
OUTLOOK	6
CONSOLIDATED FINANCIAL INFORMATION	7
KEY PERFORMANCE INDICATORS	7
REVIEW OF OPERATIONS	11
FINANCIAL REVIEW	15
SELECTED ANNUAL FINANCIAL INFORMATION	20
SUMMARY OF QUARTERLY RESULTS	20
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	21
CONTRACTUAL OBLIGATIONS	23
CAPITAL RESOURCES	23
OUTSTANDING OPTIONS AND WARRANTS	24
NON-GAAP MEASURES	24
ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS	26
OFF BALANCE SHEET ARRANGEMENTS/TRANSACTIONS WITH RELATED PARTIES	31
RISKS AND CONTROLS	31
FORWARD-LOOKING STATEMENTS	35
ADDITIONAL INFORMATION	36

GENERAL

This Management’s Discussion and Analysis (“MD&A”), is intended to assist the reader in understanding and assessing the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the years ended December 31, 2015 and 2014 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.  This MD&A has taken into account information available up to and including February 23, 2016. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section are forward-looking, and any statements elsewhere with respect to the cost or timeline of planned or expected development, production, or exploration are all forward-looking statements. As well, statements about future production capacity, growth, financial position, capital adequacy and/or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

Business Combination with Tahoe Resources Inc.

On February 8, 2016, the Company and Tahoe Resources Inc. (“Tahoe Resources” or “Tahoe”) entered into a definitive agreement for an arrangement (the “Arrangement”) whereby Tahoe will acquire all of the issued and outstanding shares of Lake Shore Gold (the “Transaction”). Under the terms of the Arrangement, all of the Lake Shore Gold issued and outstanding common shares will be exchanged on the basis of 0.1467 of a Tahoe common share per each Lake Shore Gold common share. Upon completion of the Transaction, existing Tahoe and Lake Shore Gold shareholders will own approximately 74% and 26% of the pro forma company, respectively, on a fully-diluted in-the-money basis.

The exchange ratio implies a consideration of $1.71 per Lake Shore Gold common share, based on the closing price of Tahoe common shares on the Toronto Stock Exchange (TSX) on February 5, 2016, representing a premium of 25.7% and 30.4% to Lake Shore Gold common shares for the periods ending February 5, 2016 and February 4, 2016, respectively, based on each company’s 20-day volume weighted average price on the TSX. The implied equity value (assuming the conversion of in-the-money convertible debentures) is equal to $945.0 million.

The Transaction is subject to shareholder approval on March 31, 2016 for both the Company and Tahoe. The Arrangement includes customary provisions including non-solicitation provisions, a right to match any superior proposal and a $37.8 million termination fee payable to Tahoe under certain circumstances and $20.0 million termination fee payable to Lake Shore Gold under certain circumstances.

The Transaction will require a change of control offer for Lake Shore Gold’s outstanding debentures in accordance with their trust indenture dated September 7, 2012. As part of the Arrangement, the Company has agreed not to purchase any of its outstanding securities and, accordingly, has suspended its Normal Course Issuer Bid for the debentures.

The Transaction with Tahoe Resources is expected to close early in the second quarter of 2016.

Overview

Lake Shore Gold operates two underground gold mines (Timmins West Mine and Bell Creek Mine) and a central milling facility located within the Porcupine Gold Camp in Timmins, Ontario, Canada. Gold in doré form is produced at the mill and is shipped for fine refining to a facility in Southern Ontario. The finished gold is sold on a regular basis as it becomes available.  The Company also has a portfolio of undeveloped deposits and highly prospective exploration properties, which support both sustainability and future growth.

The Company’s Timmins West Complex is located 18 kilometres west of the centre of Timmins. The Complex hosts the Timmins West Mine, the 144 Trend exploration area, the Gold River East and West deposits and a number of additional exploration targets. The Timmins West Mine is an underground mining operation that produced 139,000 ounces of gold in 2015.  Production at the Timmins West Mine comes from two deposits, Timmins Deposit and Thunder Creek Deposit, both of which are open for expansion. The 144 Trend is a four kilometre structural corridor which trends in a southwesterly direction commencing approximately 500 metres from the Timmins West Mine. The discovery of two significant zones of gold mineralization since October 2014 (the 144 Gap and 144 Gap SW zones) illustrates the potential for additional gold deposits along the 144 Trend. An initial resource was announced at the 144 Gap Deposit on February 8, 2016. The Gold River Trend (“GRT”) is a six kilometre long structural corridor, which has an east-west strike and is located 3 kilometres south of the Timmins West Mine. The Gold River Trend Deposit is hosted within the GRT and currently hosts over a million ounces of inferred resources with growth potential.

Approximately 20 kilometres east of the centre of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine. The Bell Creek Mine is an underground mine that produced 39,700 ounces in 2015 from mining within the Labine Deposit. The Labine Deposit is currently being mined to below the 800 metre level, with reserves outlined to the 1165 Level. There remains a large resource identified below the current reserve in the Labine Deposit to a depth of approximately 1,600 metres, providing additional opportunities for growth. The Bell Creek Complex also hosts two additional deposits, Vogel and Marlhill, as well as other exploration targets.

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold milling circuit, which processes ore from both the Timmins West and Bell Creek mines. In 2015, the mill processed over 1.3 million tonnes with average recoveries of 96.6%.

A third gold complex, the Fenn-Gib Deposit, is located approximately 60 kilometres east of Bell Creek. Fenn-Gib is an advanced-stage exploration project, which hosts a large, near-surface deposit with excellent potential for further growth.

On September 18, 2015, the Company acquired Temex Resources Corp. (“Temex Resources” or “Temex”) and, as a result, added interests in a number of properties, including two significant land positions. Through the acquisition, the Company is now the operator of a joint venture for the Whitney Project, located adjacent to the Company’s Bell Creek Complex. The Whitney Project covers approximately 8.9 km2 of highly prospective exploration property and has the potential to add significant new resources to the Company’s portfolio. In addition, the Company now owns 100% of the Juby Project, a large project with a near-surface deposit located in the Shining Tree Area of Northern Ontario.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding the Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

Strategy

Lake Shore Gold’s strategy is to become an intermediate gold producer by mining existing reserves, establishing new reserves and resources at its current operations, and exploring, discovering and developing new deposits, leading to additional growth in reserves, resources and production. The Company also pursues growth by selectively evaluating merger and acquisition opportunities aimed at enhancing reserves and resources, growing production capabilities and building financial strength.

Key priorities for the Company are sustaining and growing its mining business by maintaining safe and responsible operations, being an efficient, low-cost gold producer, generating positive free cash flow and continually investing to explore and develop additional deposits and new discoveries on the Company’s existing properties.

Increasing shareholder value is the main objective of the strategy. Critical for achieving this objective is the Company’s ability to consistently meet and exceed its key performance targets.

Strong operating performance is a key driver of free cash flow, which in turn funds the work required to continually replace reserves and to build resources in support of production growth, long-life operation and long-term value creation.

HIGHLIGHTS

In 2015, Lake Shore Gold matched its record for gold sales and set new records for revenues and cash earnings from mine operations. Strong results during the year reflected a solid operating performance, continued low unit costs and the favourable impact of a 6% increase in the average Canadian dollar gold price. The Company also grew its cash position, with cash and bullion (1) increasing by $37.9 million or 62% during the year, to $99.4 million (as at December 31, 2015). Also during 2015, the Company completed the repayment of its senior secured debt and increased exploration expenditures by $20.9 million, mainly reflecting the ongoing drilling program at the 144 Trend. Significant progress was achieved at the 144 Trend during 2015, including driving a 1,280 metre exploration drift from Thunder Creek into the 144 Gap area and completing 164,900 metres of surface and underground drilling. Based on results from the 2015 exploration program, the Company announced a first resource for the 144 Gap Zone on February 8, 2016, including 1,734,000 tonnes at an average grade of 5.41 grams per tonne for 301,700 ounces in the Indicated category and 1,914,000 tonnes at an average grade of 5.19 grams per tonne for 319,200 ounces in the inferred category.

Performance

•                  Sold 183,300 ounces in 2015, 42,000 ounces in Q4/15

•                  Poured 179,600 ounces in 2015, 42,800 ounces in Q4/15

•                  Produced 178,700 ounces of gold in 2015, 42,500 ounces of gold in Q4/15

•                  Achieved cash operating cost per ounce sold(2) of US$576 (based on production costs of $135.2 million) in 2015, US$605 (based on production costs of $34.0 million) in Q4/15

•                  Achieved all-in sustaining costs(3) of US$866 per ounce sold in 2015, US$935 per ounce in Q4/15

Cash Flow and Profitability

•                  Generated record revenue of $271.4 million in 2015, $61.7 million in Q4/15 (average selling price of $1,481 per ounce in 2015 and $1,473 per ounce in Q4/15)

•                  Generated cash flows from operating activities of $98.6 million in 2015, $17.0 million in Q4/15

•                  Increased cash and bullion by $37.9 million to $99.4 million at December 31, 2015 ($99.9 million at February 23, 2016)

•                  Invested $52.0 million of capital in 2015 ($13.4 million in Q4/15), mainly for mine development, new equipment, in-mine drilling and tailings expansion

•                  Repaid $7.2 million of debt (final payment on senior secured debt made on May 29, 2015)

•                  Completed $24.3 million of drilling and other exploration work in 2015, mainly at the 144 Trend, $6.0 million in Q4/15

•                  Achieved record cash earnings from mine operations(4) of $136.6 million in 2015 and reported earnings from mine operations (which includes depletion and depreciation and share based payments) of $56.0 million ($27.9 million and $8.7 million, respectively, in Q4/15)

•                  Generated net earnings of $8.7 million in 2015, net loss of $4.5 million in Q4/15

Growth/Exploration

•                  Completed 123,600 metres of surface drilling along 144 Trend, results included expanding 144 Gap Zone, discovering 144 Gap SW Zone and identifying new zones of gold mineralization at 144 South

•                  Completed exploration drift from Thunder Creek into 144 Gap with 41,300 metres of underground drilling completed from exploration drift by year-end 2015

•                  Completed acquisition of Temex Resources on September 18, 2015, adding majority interest in Whitney Project, located adjacent to Company’s Bell Creek Complex, and 100% interest in Juby Project, located in Shining Tree Area of Northern Ontario

Subsequent Events

•                  On February 4, 2016, initial results from 30,000 metre surface drill program at Whitney Project released, results include extending shallow, high-grade 110 Zone at historic Hallnor Mine to west and to depth and intersecting mineralization in north volcanics, 430 metres to west of 110 Zone, suggesting potential to extend existing resource to north and to depth

•                  On February 8, 2016, initial resource for 144 Gap Deposit released, including 1,734,000 tonnes at an average grade of 5.41 grams per tonne in the indicated category and 1,914,000 tonnes at an average grade of 5.19 grams per tonne in the inferred category

•                  On February 8, 2016, new high-grade intersections at 144 Gap Deposit released, results confirm current estimates and identify opportunities to expand known mineralization

•                  On February 8, 2016, the Company and Tahoe Resources announced definitive agreement through which Tahoe will acquire all issued and outstanding shares of Lake Shore Gold (see Business Combination with Tahoe Resources Inc. for more information).

This MD&A contains measures that are not prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) as defined under IFRS. Each of the following is a Non-GAAP measure: cash operating costs and cash operating cost per ounce sold, all-in sustaining costs and all-in sustaining cost per ounce sold, cash earnings from mine operations, and adjusted net earnings(4). The Company believes these Non-GAAP measures provide useful information that can be used by management and investors to evaluate the Company’s performance and ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income for the three months and years ended December 31, 2015 and 2014 begins on page 24 of this MD&A.

(1)         Bullion represents gold poured in doré that has not yet been included in revenue and for which cash has not yet been received, valued at market price.

(2)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the three months and years ended December 31, 2015 and 2014 is set out beginning on page 24 of this MD&A.

(3)         All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining costs and all-in sustaining cost per ounce to total production costs for three months and years ended December 31, 2015 and 2014 is set out beginning on page 25 of this MD&A.

(4)         Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share based payments in production costs to earnings from mine operations. A reconciliation of cash earnings from mine operations to earnings from mine operations for the three months and years ended December 31, 2015 and 2014 is set out on page 25 of this MD&A.

(5)         Adjusted net earnings excludes impairment charges, other income/losses (which includes gains/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gains/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt. A reconciliation of adjusted net earnings to net earnings for the three months and years ended December 31, 2015 and 2014 is set out on page 26 of this MD&A.

OUTLOOK

In 2016, the Company is targeting gold production of 170,000 to 180,000 ounces comprising 160,000 to 170,000 ounces of commercial production and 10,000 to 15,000 ounces of non-commercial production from the 144 Gap Deposit. Unit costs for 2016, based on commercial ounces sold, are expected to be similar to levels in 2015, with the Company’s guidance for cash operating costs and all-in sustaining costs remaining unchanged at better than US$650 per ounce sold and below US$950 per ounce sold, respectively. The 2016 unit-cost guidance reflects estimated total production costs, including royalties, of $125.0 — $130.0 million.

2016 Targets
Ounces produced (in thousands)	170.0 – 180.0
Cash operating costs* (US$/oz)	<650
All-in sustaining costs* (US$/oz)	<950
Total production costs ($ millions)	125.0 – 130.0

* Assumes US$/C$ exchange rate of 0.75

Following the release of a first resource at the 144 Gap Deposit on February 8, 2016, the Company will commence pre-production development to be followed by test stoping in the second half of 2016. Proceeds from the sale of ounces produced at the 144 Gap Deposit in 2016 will be accounted for as a reduction to capital expenditures. Exploration expenditures in 2016 are estimated at $12.0 million versus $24.3 million in 2015, with the primary targets during 2016 including the Whitney Project, Gold River and 144 South.

CONSOLIDATED FINANCIAL INFORMATION(6)

	Quarter ended December 31		Year ended December 31,
(in $’000, except the per share amounts)	2015	2014	2015	2014
Revenue	$61,742	$56,080	$271,356	$256,144
Production costs	$34,002	$28,076	$135,165	$120,303
Earnings from mine operations	$8,698	$11,889	$56,036	$64,112
Net (loss) earnings	$(4,462)	$(1,500)	$8,728	$23,614
Basic net (loss) income per share	$(0.01)	$(0.00)	$0.02	$0.06
Cash flows from operating activities	$17,033	$21,736	$98,610	$111,256

KEY PERFORMANCE INDICATORS(6)

	Quarter ended December 31		Year ended December 31,
	2015	2014	2015	2014
Tonnes milled	355,600	331,500	1,307,200	1,245,900
Grade (gpt)	3.9	4.2	4.4	4.8
Average mill recoveries	96.4%	96.7%	96.6%	96.6%
Ounces produced	42,500	43,200	178,700	185,600
Ounces poured	42,800	42,400	179,600	186,500
Ounces sold	42,000	41,200	183,300	183,300
Average price (US$/oz)	$1,100	$1,200	$1,164	$1,269
Average price ($/oz)	$1,473	$1,360	$1,481	$1,398
Cash operating costs (US$/oz)	$605	$597	$576	$592
Cash operating costs ($/oz)	$807	$679	$735	$654
All - in sustaining costs (US$/oz)	$935	$915	$866	$872
All - in sustaining costs ($/oz)	$1,247	$1,040	$1,105	$963
Cash earnings from mine operations ($000s)	$27,851	$28,117	$136,623	$136,249
Adjusted net (loss) earnings ($000s)	$(4,991)	$2,493	$3,804	$28,570
Adjusted net (loss) earnings per share ($/share)	$(0.01)	$0.01	$0.01	$0.07

(6)         The Company’s Consolidated Financial Information includes measures prepared in accordance with GAAP. The Company’s Key Performance Indicators include a number of Non-GAAP measures, including cash operating costs, all-in sustaining costs, cash earnings from mine operations as well as adjusted net earnings and adjusted net earnings per share, which the Company believes provide useful information that can be used to evaluate the Company’s performance. These Non-GAAP measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for the measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income is set out beginning on page 24 of this MD&A.

A key objective for the Company is to sustain and grow its mining business by maintaining safe and responsible operations, being an efficient, low-cost gold producer and by generating positive free cash flow. Achieving this objective is important for funding the Company’s operations, reducing debt and providing the financial strength to invest in future growth. The key performance indicators that drive cash flow generation include gold production, gold poured and gold sales, as well as unit costs which, along with the gold price, determine the Company’s margins. Also important to the Company’s cash position is its ability to manage its capital investment as well as its debt levels. Another indicator of the Company’s ability to generate cash flow is cash earnings from mine operations, which along with earnings from mine operations, net earnings and adjusted net earnings are the Company’s primary earnings measures.

Production of 178,700 Ounces in 2015 reflects record throughput at target grades

The Company produced 178,700 ounces in 2015 which resulted from processing a record 1,307,200 tonnes at an average grade of 4.4 grams per tonne. The average grade in 2015 was in line with the Company’s guidance for the year. Production in 2015 compared to production of 185,600 ounces in 2014 when the Company processed 1,245,900 tonnes at an average grade of 4.8 grams per tonne. The 178,700 ounces produced in 2015 was near the top of the Company’s initial target range for the year of 170,000 to 180,000 ounces and achieved 99.3% of the revised target of at least 180,000 ounces that was announced in July 2015. Gold poured in 2015 totaled 179,600 ounces.

Production in Q4/15 was 42,500 ounces reflecting total ore processed of 355,600 tonnes at an average grade of 3.9 grams per tonne. Production in Q4/15 compared to 43,200 ounces in Q4/14, which resulted from processing 331,500 tonnes of ore at an average grade of 4.2 grams per tonne. The average grade in Q4/15 was lower than expected mainly reflecting the underperformance of a large stope mined during the quarter.

($ Millions)

Change in Production	Change in Production

Higher C$ Gold Price Drives Record Revenue in 2015

The Company achieved record revenue in 2015 of $271.4 million, a 6% increase from $256.1 million in 2014, all resulting from a higher average Canadian dollar gold price in 2015 compared to the same period a year earlier ($1,481 per ounce versus $1,398 per ounce). Gold sales in 2015 matched the record level achieved in 2014 of 183,300 ounces. The increase in the Canadian dollar gold price resulted from the weakening of the Canadian dollar compared to the US dollar, with an average exchange rate for 2015 of US$0.79:C$1.00 versus US$0.91:C$1.00 in 2014. The average US dollar gold price in 2015 declined 8% compared to 2014 (to US$1,164 per ounce from US$1,269 per ounce).

Revenue of $61.7 million in Q4/15 was 10% higher than the $56.1 million of revenue recorded in Q4/14. The increase mainly reflected a $4.7 million favourable impact from an 8% increase in the average Canadian dollar gold price, to $1,473 per ounce from $1,360 per ounce, in Q4/14. Also contributing to the increase was a $1.0 million favourable impact from slightly higher gold sales (42,000 ounces in Q4/15 versus 41,200 ounces in Q4/14). The increase in the average Canadian dollar gold price resulted from a weakening of the Canadian dollar, with the average exchange rate in Q4/15 being US$0.75:C$1.00 compared to US$0.88:C$1.00 in Q4/14. The average US dollar gold price in Q4/15 declined 8% to US$1,100 per ounce from US$1,200 per ounce for the same period a year earlier.

Change in Revenue	Change in Revenue

Low Unit Operating Costs Reflect Strong Productivity, Currency Impact

Cash operating cost and all-in sustaining cost per ounce sold in 2015 were US$576 and US$866, respectively, the lowest annual US$ unit costs ever reported by Lake Shore Gold and significantly better than the Company’s target ranges for full-year 2015 of better than US$650 and US$950, respectively. In 2014, cash operating costs were US$592 per ounce sold, while all-in sustaining costs were US$872 per ounce sold.  The improvement in both cash operating costs and all-in sustaining costs in 2015 compared to 2014 related to a weaker Canadian/US dollar exchange rate, as well as continued strong levels of productivity at the Company’s mining and milling operations, which more than offset the impact of a reduction in average grades during 2015.

In Q4/15, cash operating costs averaged US$605 per ounce sold, while all-in sustaining costs were US$935 per ounce sold. Unit costs in Q4/15 were higher than in Q4/14 reflecting a lower average grade in Q4/15 (3.9 grams per tonne compared to 4.2 grams per tonne in Q4/14), which more than offset the impact of a weaker Canadian dollar. Cash operating costs in Q4/14 averaged US$597 per ounce sold, with all-in sustaining costs averaging US$915 per ounces sold.

Capital Investment of $52.0 Million in 2015

During 2015, the Company invested a total of $52.0 million ($13.4 million in Q4/15) mainly related to mine development, new equipment, in-mine drilling as well as an expansion of its tailings facility (also included $0.7 million for the acquisition of the patent rights to the Vogel property).

Debt Repayments of $7.2 Million in 2015 — Gold-Linked Note Fully Repaid as of May 29, 2015

Debt repayments in 2015 totaled $7.2 million (all included in the first half of the year), which related to the remaining monthly payments on the Company’s gold-linked note. The final payment on the gold-linked note was made on May 29, 2015. The Company’s remaining debt, excluding financial leases, relates to $103.5 million of unsecured convertible debentures due September 30, 2017.

On December 10, 2015 the Company received regulatory approval for a Normal Course Issuer Bid (“NCIB”) to purchase for cancellation up to 10% of its 103.5 million of convertible debentures, or up to $10.4 million. The NCIB commenced on December 15, 2015 and will remain in effect until the earlier of December 14, 2016 or the date on which the Company has purchased the maximum number of debentures permitted under the NCIB. Less than $0.1 million of debenture principals have been repurchased since the commencement of the NCIB. As part of the Plan of Arrangement with Tahoe, entered into on February 8, 2016, the Company has agreed not to purchase any of its outstanding securities and, accordingly, suspended the NCIB for the debentures.

Cash and Bullion of $99.4 Million at December 31, 2015

Cash and bullion at December 31, 2015 totaled $99.4 million, including $97.7 million of cash and cash equivalents and $1.7 million of bullion valued at market prices. The $99.4 million of cash and bullion at December 31, 2015 was $37.9 million or 62% higher than the $61.5 million of cash and bullion at December 31, 2014. Cash and bullion at December 31, 2015 included proceeds of $10.0 million from a flow-through financing arranged in Q4/15. Cash and bullion at February 23, 2016 totaled $99.9 million, including $87.0 million of cash and cash equivalents and $12.9 million of bullion valued at market prices.

Cash flow from operating activities, after movements in working capital, was $98.6 million in 2015 ($17.0 million in Q4/15), $12.7 million lower than in 2014. The reduction largely reflected a $20.9 million increase in exploration spending during 2015 as the Company aggressively explored the 144 Trend. Investing activities represented a use of cash totaling $48.9 million in 2015 ($13.9 million in Q4/15). Investing activities for 2015 and Q4/15 include capital expenditures during both periods, net cash used in the Temex Resources acquisition of $2.1 million as well as the impact of a net reduction in restricted cash of $4.5 million. The net reduction in restricted cash reflected the transfer of $5.8 million to cash and cash equivalents, as a result of the replacement of letters of credit supporting environmental closure obligations, with surety bonds, as well as the issuance of two letters of credit issued in the year. Financing activities accounted for a use of cash totaling $6.7 million in 2015 (cash inflow of $7.3 million in Q4/15), reflecting the flow-through financing proceeds of $10.0 million in Q4/15, debt repayments, payments related to finance lease obligations and cash received from the exercise of stock options ($0.7 million).

Record Cash Earnings from Mine Operations in 2015

The Company generated record cash earnings from mine operations in 2015 of $136.6 million, slightly higher than $136.2 million in 2014. The growth in cash earnings from mine operations mainly reflected higher revenue due to an increase in the Canadian dollar gold price compared to the previous year. Earnings from mine operations, which include cash earnings from mine operations as well as the impact of depreciation and depletion expense and share-based payments, were $56.0 million in 2015 compared to $64.1 million in 2014. The decrease in earnings form mine operations reflected the impact of higher depletion and depreciation expense per ounce due to capital investments in 2015.

Cash earnings from mine operations in Q4/15 totaled $27.9 million, largely unchanged from $28.1 million in Q4/14, as the impact of higher revenues was offset by an increase in cash operating costs. Earnings from mine operations in Q4/15 totaled $8.7 million versus $11.9 million in Q4/14, with the decrease largely reflecting the impact of higher depletion and depreciation expense.

Net Earnings Total $8.7 Million in 2015, $0.02 per Common Share

Net earnings in 2015 totaled $8.7 million, or $0.02 per common share, which compared to net earnings of $23.6 million, or $0.06 per common share, in 2014. The reduction in net earnings mainly reflected higher exploration expenditures in 2015 ($24.3 million in 2015 versus $3.3 million in 2014, with the increase all related to spending on 144 Trend) as well as the impact of lower earnings from mine operations. These factors were only partially offset by the impact of higher other income and lower finance expense.

In Q4/15, the Company recorded a net loss of $4.5 million, or $0.01 per common share, compared to net loss of $1.5 million, or $0.00 per common share in Q4/14. The greater net loss compared to a year earlier related to lower earnings from mine operations and increased exploration expenditures, partially offset by higher levels of other income and reduced finance expense.

Adjusted Net Earnings of $3.8 Million in 2015

Adjusted net earnings (see the Non-GAAP Measures section on page 26 of this MD&A for a full definition) in 2015 totaled $3.8 million versus adjusted net earnings of $28.6 million in 2014 with the reduction reflecting the same factors contributing to the decrease in net earnings. Adjusted net loss in Q4/15 totaled $5.0 million versus adjusted net earnings of $2.5 million in Q4/14, due to lower earnings from mine operations and higher exploration expenditures.

REVIEW OF OPERATIONS

Processing

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The milling facility is located approximately 20 kilometres east of the City of Timmins. The mill, which processes ore from both the Timmins West and Bell Creek mines, currently operates at an annual rate of approximately 1.3 million tonnes and has demonstrated an ability to achieve higher levels of throughput.  The mill’s crushing grinding circuit was constructed in 2013 with a processing capacity of 5,500 tonnes per day. Through exploration and project development, the Company is pursuing additional sources of mill feed that would justify an expansion of the full milling facility to this higher level of throughput. Metallurgical recoveries at the mill have consistently averaged over 96%.

During 2015, the Company processed a record 1,307,200 tonnes, a 5% increase from the 1,245,900 tonnes processed in 2014. The average grade of ore processed in 2015 was 4.4 grams per tonne, which compared to 4.8 grams per tonne in 2014. The mill achieved average recoveries of 96.6% in both 2015 and 2014.

During Q4/15, the Company processed a quarterly record of 355,600 tonnes of ore at an average grade of 3.9 grams per tonne and average recoveries of 96.4% for a total of 42,500 ounces. In Q4/14, the Company processed 331,500 tonnes at an average grade of 4.2 grams per tonne and recoveries of 96.7% for 43,200 ounces.

During 2015, the Company invested $3.4 million ($0.5 million in Q4/15) at the Bell Creek Mill, which mainly related to the further expansion of its tailings facility.

Timmins West Mine

The Timmins West Mine is an underground mine located approximately 18 kilometres west of Timmins, Ontario at the junction of highways 101 and 144. The current operation includes two deposits, the Timmins Deposit and the adjacent Thunder Creek Deposit, which are approximately 800 metres apart and are connected by two ramps. Commercial production of the current operation was declared on  January 1, 2012. The Company produces ore at Timmins West Mine using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal and transverse longhole mining. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), is loaded onto trucks and then hauled to the main shaft rockbreaker station prior to skipping to surface.

Production from Timmins West Mine and surrounding properties is subject to a 2.25% net smelter royalty (“NSR”). There are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these other royalties, a 1% NSR royalty related to Thunder Creek, involves areas of known mineralization.

A total of 139,000 ounces of gold was produced at Timmins West Mine in 2015, which resulted from processing 1,011,000 tonnes at an average grade of 4.4 grams per tonne. Production in 2015 compared to the 142,200 ounces (971,200 tonnes at an average grade of 4.7 grams per tonne) produced in 2014, as the impact of higher tonnage was offset by a lower average grade during the year.

In Q4/15, a total of 31,400 ounces of gold was produced at Timmins West Mine, which resulted from processing 268,700 tonnes of ore at an average grade of 3.8 grams per tonne. The Q4/15 production was similar to the 31,200 ounces produced in Q4/14 (251,800 tonnes at an average grade of 4.0 grams per tonne) as the impact of higher tonnes processed was offset by a lower average grade. The average grade in Q4/15 was lower than expected mainly due to the underperformance of a large stope mined during the quarter.

During 2015, the Company invested $28.8 million at the Timmins West Mine ($7.6 million in Q4/15), largely related to mine development, equipment and in-mine definition and delineation drilling. The Company completed 4,200 metres of capital development in 2015 (1,400 metres in Q4/15), mainly focused on continued ramp and level development at both Timmins Deposit and Thunder Creek. As at December 31, 2015, the ramp at Timmins Deposit had been developed past the 970 Level. At Thunder Creek, ramp development was progressing towards the 800 Level. In addition to all other infrastructure development, a portion of the capital development in 2015 was related to completing an exploration drift on the 930 Level at Timmins Deposit.

A total of 81,700 metres of mostly in-mine, definition drilling was completed in 2015 (10,550 metres in Q4/15). Drilling at the Timmins Deposit during Q4/15 was mainly focused on the Ultramafic and Footwall zones between the 1210 and 1330 levels and was completed from the 910 Level exploration drift. Various potential stope blocks were also targeted between the 890 and 970 levels to aid with detailed mine planning and sequencing. In addition, a definition drill program was completed from the 500 Level to test stope blocks between the 585 and 630 levels.  At Thunder Creek, the drilling of multiple Porphyry and Rusk stopes between the 785 and 850 horizons was completed from the 785 Level. Near the end of the year, the Company commenced drilling of both the Porphyry and Rusk zones above the current reserve from the 485 Level drill drift.

Bell Creek Mine

The Bell Creek Mine is an underground mine located approximately 20 kilometres northeast of Timmins, Ontario. Ore at Bell Creek is trucked to surface using a five metre wide by five metre high ramp. Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface.

Production from Bell Creek Mine is subject to a 2% NSR, payable to Goldcorp Inc. The royalty is subject to the recovery by the Company of $6.0 million related to Goldcorp’s share of the purchase price of a prior royalty. The $6.0 million is being offset against royalty obligations payable by the Company to Goldcorp. As at December 31, 2015 the Company had incurred total royalty obligations of $3.8 million that had been offset against the payment owed by Goldcorp Inc.

Production from Bell Creek Mine in 2015 totaled 39,700 ounces, which resulted from processing 296,200 tonnes at an average grade of 4.4 grams per tonne. The 39,700 ounces produced in 2015 compared to total production of 43,400 ounces (274,700 tonnes at an average grade of 5.1 grams per tonne) in 2014. The change in production from the prior year reflected a lower average grade in 2015 due to stope sequencing, which more than offset the impact of an 8% increase in tonnes processed.

Production from Bell Creek Mine in Q4/15 totaled 11,100 ounces (86,900 tonnes at an average grade of 4.2 grams per tonne), which compared to 12,000 ounces (79,600 tonnes at an average grade of 4.9 grams per tonne) produced in Q4/14. Lower grades due to stope sequencing more than offset a 9% increase in tonnes processed in accounting for the change in production compared to Q4/14.

In 2015, the Company invested $19.2 million ($5.3 million in Q4/15) at the Bell Creek Mine for mine development, equipment, in-mine drilling and exploration drilling and development. The Company completed 2,723 metres of capital development in 2015 (692 metres in Q4/15). As at December 31, 2015, the ramp at Bell Creek had been extended just past the 895 Level, with lateral development having commenced on that level.

A total of 20,883 metres of mostly in-mine, definition drilling was completed in 2015 (3,355 metres in Q4/15). Diamond drilling was completed from drifts on the 805, 820, 860 and 875 levels in order to support the mine plan for 2015 as well as to infill select vein zones for future mining. Structures tested were mainly in the North A, North A2 and Hanging-wall zones which were the main focus of mining in 2015.

In May 2015, the Company announced the launch of a new underground exploration program at Bell Creek Mine. The program is intended to support future growth in reserves and resources, and to provide information to assist in evaluating longer-term options for mining the Labine Deep Zone. A total of 26,800 metres of drilling, and 680 metres of development, were completed as part of this exploration program during 2015 (12,900 metres of drilling and 210 metres of development during Q4/15).

144 Trend

In August 2014, the Company commenced a surface drill program at the 144 Trend, located southwest of Thunder Creek. A total of 26,700 metres of drilling was completed during 2014, which was followed by an additional 123,600 metres of surface drilling and 41,300 metres of underground drilling in 2015 (16,600 metres and 33,000 metres, respectively, in Q4/15). To the end of 2015, the drill program along the 144 Trend was largely focused on the area adjacent to Thunder Creek (the 144 Gap), with limited early-stage surface drilling also being completed in the second half of 2015 at the 144 South target further to the southwest. Exploration expenditures at the 144 Trend in 2015 totaled $23.3 million, which funded the surface and underground drilling completed during the year, as well as the completion of a 1,280 metre exploration drift from Thunder Creek into the 144 Gap area.

Timmins Deposit
Timmins West Mine
Thunder Creek
TC–144 Trend
144 Gap Deposit
Indicated: 1,734,000 tonnes @ 5.41 gpt (301.7k oz)
Inferred: 1,914,000 tonnes @ 5.19 gpt (319.2k oz)
144 Gap
144 Gap SW Zone Discovery
(Within 200 m of 144 Gap Zone)
144 North
Legend
Geologic Trend
Interpreted Faults
Property Outlines
Mafic Volcanics
Porphyritic Syenite
Intermediate Volcanics
Ultramafic Volcanic
Ultramafic Intrusive
Metasediments
Near-Term Exploration Targets
Gold River Trend
144 South
Gold River Deposit
M&I: 690k tonnes @ 5.3 gpt (117k oz)
Inferred: 5.3M tonnes at 6.1 gpt (1.0M oz)
144
101
N

Since the commencement of the drill program, the Company has made significant progress and released a number of encouraging results.  Included among the results are the discovery of two significant zones of gold mineralization, including the 144 Gap Deposit and the 144 Gap SW Zone. The 144 Gap Deposit, which was discovered in October 2014, is a large gold zone with minimum dimensions of 400 metres along strike and 400 metres down dip. The 144 SW Zone was discovered in June 2015 with the first eight holes that were drilled further to the southwest of the 144 Gap Deposit. The 144 Gap SW Zone has been intersected over a minimum strike length of 125 metres and is situated within 200 metres of the 144 Gap Zone.

A significant milestone was achieved at around the end of the third quarter, with the completion of the exploration drift from Thunder Creek into the 144 Gap area. Drilling off of the drift commenced early in Q3/15 with a total of 41,300 metres of underground drilling being completed by the end of 2015.  The 41,300 metres of underground drilling was an important component of the program to establish an initial resource at the 144 Gap Deposit during the first quarter of 2016.

Subsequent to the end of 2015, the Company announced the initial resource for the 144 Gap Deposit, which included 1,734,000 tonnes at an average grade of 5.41 grams per tonne in the indicated category and 1,914,000 tonnes at an average grade of 5.19 grams per tonne in the inferred category. Key assumptions and estimates used in the calculation of the initial resource, as well as cut-off grade sensitivities, are provided in the press release entitled, “Lake Shore Gold Announced Large Initial Resource at 144 Gap Deposit” issued on February 8, 2016.

Following release of the initial resource, the Company plans to commence development to support test stoping in the eastern portion of the 144 Gap Deposit during the second half of 2016. A total of 10,000 to 15,000 ounces of non-commercial production is targeted for the third and fourth quarters of the year. Proceeds from the sale of these non-commercial ounces will be accounted for as a reduction to capital expenditures.

Based on interpretations to date, mineralization in the 144 Gap area is contained within broad zones of hydrothermal alteration and deformation measuring up to 100 metres wide and closely associated with syenite intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. Mineralization appears to be contained in a series of thick higher-grade chutes within an easterly plunging system.

Acquisition of Temex Resources

On September 18, 2015, Lake Shore Gold acquired all of the issued and outstanding common shares of Temex Resources by issuing 19.6 million common shares of the Company. The outstanding Temex stock options, warrants and certain broker compensation warrants (the “finder units”) were exchanged into 1.1 million options, 1.3 million warrants and 0.2 million finder units of the Company. The acquisition was accounted for as an asset acquisition under IFRS. The Lake Shore Gold shares issued were valued at $22.5 million and the options, warrants and finder units at $0.5 million. The Company incurred related transaction costs of $3.0 million and share issue costs of $0.1 million.

Through the acquisition of Temex, the Company holds a 60% interest in a joint venture (“JV”) with Goldcorp Canada Ltd. for the Whitney Project, located adjacent to the Bell Creek Complex. Lake Shore Gold is the operator of the JV. The Company also owns a 100% interest in the Juby Project, a large project with a near-surface deposit located in the Shining Tree Area of Northern Ontario, and has interests in a number of other properties.

With regard to the closure plan for the Whitney Project, Goldcorp Canada Ltd. remains responsible for historic closure liabilities, less a maximum of $3.0 million which has been assumed by the Company. New closure liabilities resulting from the operations of the JV will be shared on a pro rata basis.

Whitney Project

On February 6, 2016 the company announced results from the first 13 holes (1,600 metres) of a new surface drilling program at the Whitney Project (“Whitney”), located to the south of the Company’s Bell Creek Complex. The new program is designed to test a number of high-potential areas between the past-producing Hallnor and Broulan Reef mines with the first phase being directed at near surface targets overlying the former producing Hallnor Mine. Significant results included 29.42 grams per tonne over 12.0 metres, including 159.75 grams per tonne over 2.0 metres from TW16-376, which tested the 110 Zone near the east portion of the property; as well as 3.20 grams per tonne over 7.2 metres and 1.21 grams per tonne over 15.0 metres from TW16-384 and 2.24 grams per tonne over 8.5 metres  from TW16-382, which tested volcanic rocks 430 metres to the west. The new program will include at least 30,000 metres of drilling with completion expected by the end of 2016.

FINANCIAL REVIEW

The table that follows highlights the results of operations for the three months and years ended December 31, 2015 and 2014:

	Quarter ended December 31,		Year ended December 31,
(in $’000, except the per share amounts)	2015	2014	2015	2014
Revenue	$61,742	$56,080	$271,356	$256,144
Cash operating costs	(33,891)	(27,963)	(134,733)	(119,895)
Cash earnings from mine operations	27,851	28,117	136,623	136,249
Depreciation and depletion	(19,042)	(16,115)	(80,155)	(71,729)
Share-based payments in production costs	(111)	(113)	(432)	(408)
Earnings from mine operations	8,698	11,889	56,036	64,112
Expenses*
General and administrative	(2,880)	(2,687)	(10,878)	(11,274)
Exploration	(6,046)	(2,488)	(24,267)	(3,339)
Share-based payments in expenses	(1,747)	120	(4,910)	(2,260)
	(1,975)	6,834	15,981	47,239
Other income (loss), net	637	(2,875)	5,227	(3,284)
Share of loss of investments in associates	(108)	(311)	(303)	(865)
Write down of investment in associate	—	(807)	—	(807)
Loss (earnings) before finance items	(1,446)	2,841	20,905	42,283
Finance expense, net	(3,016)	(4,341)	(12,177)	(18,669)
Net (loss) earnings	$(4,462)	$(1,500)	$8,728	$23,614
Basic and diluted (loss) income per share	$(0.01)	$(0.00)	$0.02	$0.06

* General and administrative expenses differ from the balances on the Consolidated Statements of Comprehensive Income by the share based payments in expenses of $4,910 and $1,747, respectively in 2015 and Q4/15 ($2,260 and credit of $120, respectively, in same periods for 2014).

Summary

The Company reported record cash earnings from mine operations of $136.6 million in 2015, slightly higher than the $136.2 million reported in 2014. The increase resulted from higher revenues reflecting a 6% increase in the average Canadian dollar gold price ($1,481 per ounce in 2015 compared to $1,398 per ounce in 2014) with gold sales of 183,300 ounces in both 2015 and 2014. Cash operating costs in 2015 of $134.7 million were higher than the $119.9 million reported in 2014, reflecting a lower grade during 2015 and higher volume processed.

Cash earnings from mine operations in Q4/15 were $27.9 million, slightly lower than the $28.1 million in Q4/14 mainly reflecting higher cash operating costs due to lower grade and more tonnes processed, resulting in a higher per unit cash operating cost. These factors were partially offset by the favourable impact on revenues of an increase in the average Canadian dollar gold price ($1,473 per ounce in Q4/15 compared to $1,360 per ounce in Q4/14) and slightly higher gold sales (42,000 ounces in Q4/15 compared to 41,200 in Q4/14).

The Company reported net earnings of $8.7 million or $0.02 per common share in 2015 and a net loss of $4.5 million, or ($0.01) per common share in Q4/15. These results compared to net earnings of $23.6 million and net loss of $1.5 million, or $0.06 and ($0.00) per common share, respectively, in the same periods in 2014. The decrease in 2015 is primarily due to higher spending on exploration ($24.3 million in 2015 compared to $3.3 million in 2014), which more than offset higher other income and reduced finance expense. The higher net loss in Q4/15 is primarily due to higher spending on exploration ($6.0 million in Q4/15 versus $2.5 million in Q4/14) and slightly lower cash earnings from mine operations, which more than offset the impact of higher other income and lower finance expense.

Revenue

	Quarter ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Revenues
Gold sales (ounces)	42,000	41,200	183,300	183,300
Realized gold price ($/ounce)	$1,473	$1,360	$1,481	$1,398
Revenues ($’000)	$61,742	$56,080	$271,356	$256,144

Revenue for 2015 was 6% higher than in the same period in 2014 reflecting a 6% increase in the average Canadian dollar gold price.

Revenue for Q4/15 was 10% higher than in Q4/14 reflecting a 8% increase in the average Canadian dollar gold price and slightly higher gold sales.

Cash operating costs

Cash operating costs in 2015 totaled $134.7 million, which represented $735 (US$576) per ounce sold, compared to cash operating costs of $119.9 million or $654 per ounce in 2014. Higher per unit costs in 2015 compared to 2014 were due to lower grades (4.4 grams per tonne in 2015 compared to 4.8 grams per tonne in 2014).

Cash operating costs in Q4/15 totaled $33.9 million, which represented $807 (US$605) per ounce sold compared to cash operating costs of $28.0 million or $679 per ounce in Q4/14. Higher per unit costs in Q4/15 compared to Q4/14 were due to lower grades (3.9 grams per tonne in Q4/15 compared to 4.2 grams per tonne in Q4/14).

Depreciation and depletion

Depreciation and depletion in 2015 of $80.2 million was $8.4 million higher than in 2014 reflecting higher depreciation and depletion per ounce sold ($437 per ounce in 2015 or 12% higher than in 2014).

Depreciation and depletion in Q4/15 of $19.0 million was $2.9 million higher than in Q4/14 reflecting higher depreciation and depletion per ounce sold ($453 per ounce in Q4/15 or 16% higher than in Q4/14).

The increase on the depreciation and depletion per ounce sold in 2015 and Q4/15 reflected a higher carrying value of mining interests in 2015 as a result of capital development.

Share based payments in production costs

Share based payments in production costs of $0.4 million and $0.1 million in 2015 and Q4/15, respectively, were comparable to the same periods in 2014.

Other income (loss) and expenses

General and administrative expenses (net of share based payment expense discussed below) for 2015 of $10.9 million were $0.4 million lower than in 2014 with the higher spending in 2014 reflecting corporate restructuring expenditures. General and administrative expenses (net of share based payment expense) for Q4/15 of $2.9 million were comparable to the spending in Q4/14 ($2.7 million).

Exploration expenses of $24.3 million and $6.0 million, respectively, for 2015 and Q4/15 increased by $21.0 million and $3.6 million from the same periods in 2014, with the increase entirely due to expenditures related to the 144 Trend ($2.4 million and $2.2 million, respectively in 2014 and Q4/14).

Share based payments in expenses for 2015 and Q4/15 of $4.9 million and $1.7 million, respectively, were $2.7 million and $1.9 million higher than in the same periods in 2014, with the increase reflecting more performance share units (“PSU”s) vesting in 2015, the impact of the higher price of the Company’s common shares at December 31, 2015 compared to December 31, 2014 and a higher payout factor for the PSUs estimated at December 31, 2015 versus December 31, 2014.

Other income (loss), net, for the three months and years ended December 31, 2015 and 2014 is as follows (in $’000s):

	Quarter ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Unrealized and realized gain on embedded derivatives	$—	$1,717	$2,757	$5,491
Unrealized and realized foreign exchange loss, net	54	(1,686)	(2,525)	(6,044)
Amortization of deferred premium on flow through shares	539	429	3,667	530
Recovery of previously written off amounts due from an associate	—	—	1,146	—
Gain on fixed assets disposals	127	—	363	—
Unrealized loss on mark to market of warrant investments	(83)	—	(181)	—
Gain on deemed disposition of investment in associate	—	—	—	1,038
Write down of unamortized transaction costs on loan prepayment	—	(2,392)	—	(3,356)
Expenditures for disputed property taxes	—	(943)	—	(943)
Other income (loss), net	$637	$(2,875)	$5,227	$(3,284)

The unrealized and realized gain on embedded derivatives represents the gain from the mark to market of the embedded derivatives on the gold-linked note as a result of movements in gold prices. Unrealized and realized foreign exchange loss includes realized and unrealized losses from the mark to market of the embedded derivatives on the gold-linked note and reflects movements in the C$/US$ exchange rate during the period. The gold-linked note was fully paid as at May 29, 2015.

Amortization of deferred premium on flow through shares of $3.7 million and $0.5 million, respectively, for 2015 and Q4/15 is related to the premium on flow through funds raised by the Company in 2014 and end of 2015 (refer to Financial Condition, Liquidity and Capital Resources section for more details on the financing).

Recovery of previously written off amounts due from an associate reflects the gain on the settlement of an amount due from IDM Mining Ltd. (“IDM transaction”), an associate at the time the receivable was generated. Refer to the section titled “Recovery of Amount Due from IDM Mining Ltd.” below.

During 2015, the Company disposed of certain of its equipment (which were at or close to the  end of their life) and realized a gain of $0.4 million ($0.1 million gain in Q4/15).

The unrealized loss on mark to market of warrant investments relates to warrants received as a result of the IDM transaction in 2015.

Gain on deemed disposition of investment in associate of $1.0 million in 2014 is due to the Company’s interest in IDM being diluted and the transfer of that investment from investment in associate to available for sale investments.

On June 4, 2014, the Company repaid $10.0 million on its standby line of credit (“Standby Line’); on December 31, 2014, the Company repaid the remaining $20.0 million on the Standby Line. As a result of the $20.0 payment, the Company wrote down $3.4 million and $2.4 million, respectively, of unamortized debt transaction costs in 2014 and Q4/14.

Expenditures for disputed property taxes relate to the 2014 reassessed property taxes for the Company’s Bell Creek site received late in 2014 (in addition to property taxes the Company had already been assessed and paid in 2014, and which were recognized within production costs). The reassessment reflects property values as determined by the Municipal Property Assessment Corporation.  The Company is appealing the property value reassessment and the related taxes payable. Given the complexity of determining the appropriate assessment and the uncertainty of the result of the Company’s appeal, the final amount payable cannot be estimated until the appeal is resolved. In accordance with IFRS, the Company recognized in 2014 the maximum amount due of $0.9 million in other income (loss) - fully paid by the end of 2015 in accordance with an agreement with the City of Timmins, which provides for the City of Timmins to refund the Company for any difference between the amount paid and the amount as determined by the appeal.

Share of loss of investments in associates of $0.3 million and $0.1 million, respectively in 2015 and Q4/15 compared to $0.9 million and $0.3 million, respectively in 2014 and Q4/14 and represented the Company’s proportionate share of the losses relating to its equity investments for the periods.

Finance expense, net for 2015 and Q4/15 of $12.2 million and $3.0 million, respectively, decreased by $6.5 million and $1.3 million from the same periods in 2014 with the decrease primarily due to the full repayment of the Company’s standby line of credit on December 31, 2014 and lower interest expense on the gold-linked note, the latter fully paid on May 29, 2015.

Recovery of Amount Due from IDM Mining Ltd.

In connection with the sale in 2012 of the Company’s Mexican property portfolio to IDM, IDM agreed to pay to the Company, on or before December 31, 2017, $5.0 million (the “IDM obligation”) or, at IDM’s election, issue common shares of IDM having an equivalent market value, subject to an upper limit of 25.0 million shares. On July 31, 2015, as agreed between the Company and IDM in a letter of intent  signed on June 10, 2015 (the “letter of intent”), the Company received 7.5 million common shares of IDM and 20.0 million warrants to acquire common shares of IDM in settlement of the IDM obligation. The Company had not initially assigned any value to the receivable from the IDM obligation and in 2015 recognized a gain of $1.2 million on the settlement of the IDM obligation.

Also on August 13, 2015, as provided in the letter of intent, the Company participated in a financing by IDM in the amount of $0.3 million for 2.5 million common shares of IDM and warrants to acquire 1.25 million common shares of IDM at a purchase price of $0.15 at any time during the 24 months following their issuance.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements (in $’000s except for loss per share and number of shares issued and outstanding).

Year ended December 31,	2015	2014	2013
Financial Results:
Revenue	$271,356	$256,144	$192,647
Earnings (loss) from mine operations	$56,036	$64,112	$(200,049)
Earnings (loss) from continuing operations	$8,728	$23,614	$(229,167)
Loss from discontinued operations	$—	$—	$(4,302)
Income (loss) per share* - basic and diluted	$0.02	$0.06	$(0.56)
Income (loss) per share* from discontinued operations - basic and diluted	$0.00	$0.00	$(0.01)

Financial Position: At December 31,
Cash and cash equivalents	$97,659	$54,370	$33,120
Working capital	$78,291	$39,784	$18,683
Mining interests	$544,488	$527,449	$531,585
Total assets	$671,638	$619,678	$597,932
Debt (long term portion)	94,682	89,708	$116,686
Long term finance lease obligations	$10,066	$6,851	$6,150
Share based liabilities (long term portion)	3,428	1,694	754
Environmental rehabilitation provision	$7,172	$5,640	$4,770
Share capital	$1,064,041	$1,033,623	$1,017,262
Equity portion of convertible debentures	$14,753	$14,753	$14,753
Reserves	$33,361	$32,297	$31,388
Deficit	(599,893)	$(608,621)	$(632,235)

Weighted average number of shares issued and outstanding (000s)	442,495	421,158	416,536

* Income (loss) per share is calculated based on weighted average number of shares outstanding for the year

The loss from mine operations in 2013 included impairment charges related to the Timmins West Mine cash generating unit of $225.0 million. Excluding the impairment charge, earnings from mine operations in 2013 were $25.0 million compared to $56.0 million and $64.1 million, respectively in 2015 and 2014. The increase from 2013 to 2014 reflects increased production and revenues as well as decreased cost per units. The decrease from 2014 to 2015 reflects impact of lower grade on cash operating costs which more than offset impact of higher Canadian dollar gold prices in 2015.

The loss from discontinued operations of $4.3 million in 2013, relates to the sale of the Company’s Mexico subsidiary.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim condensed consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Revenue	$61,742	$63,048	$67,442	$79,124
Earnings from mine operations	$8,698	$9,788	$14,205	$23,345
Finance expense, net	(3,016)	$(2,989)	$(3,026)	$(3,146)
Net (loss) earnings	$(4,462)	$(590)	$1,714	$12,066
Net (loss) income per share* basic and diluted	$(0.01)	$(0.00)	$0.00	$0.03

Fiscal quarter ended	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Revenue	$56,080	$63,514	$75,091	$61,459
Earnings from mine operations	$11,889	$15,876	$22,057	$14,290
Finance expense, net	$(4,341)	$(4,524)	$(4,865)	$(4,939)
Net (loss) earnings	$(1,500)	$7,621	$12,906	$4,587
Net (loss) income per share* basic and diluted	$(0.00)	$0.02	$0.03	$0.01

* Net income (loss) per share is calculated based on the weighted average number of shares outstanding for the quarter

The decrease in revenues and earnings from mine operations quarter over quarter in 2015 (from quarter ended March 31, 2015 to quarter ended December 31, 2015), reflects primarily impact of gold sales (the gold production and sales in the first quarter of 2015 were the highest for the year) and impact of grades on cash operating costs per unit and cash operating costs (highest grade achieved in the first quarter of 2015 and the lowest in the last quarter of the year). Same factors impacted the net earnings (loss) quarter over quarter in 2015 and the net income (loss) per share.

The variance in quarter over quarter results for 2014 largely reflects impact of similar factors than in 2015 (production and grade).

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In 2015, the Company generated cash from operating activities of $98.6 million which compares to $111.3 million in the same period in 2014. The decrease primarily reflected higher exploration expenditures on the 144 Trend ($23.4 million in 2015 compared to $2.4 million in 2014), which more than offset the impact of lower finance expense and finance payments.

In Q4/15, the Company generated cash from operating activities of $17.0 million, which compares to $21.1 million in same period in 2014, with the decrease primarily due to higher exploration expenditures on the 144 Trend as well as slightly lower cash earnings from mine operations. These factors more than offset the impact of lower finance expense and finance payments.

Receivables and prepaids at December 31, 2015 of $4.9 million were higher than at December 31, 2014 ($3.7 million), reflecting certain equipment deposits and increased sales tax receivable at December 31, 2015. Accounts payable and accrued liabilities of $29.0 million at December 31, 2015 are $2.5 million higher than the balance at December 31, 2014 ($26.5 million) due to the timing of payments.

Net cash used in investing activities of $48.9 million and $13.9 million, respectively, in 2015 and in Q4/15 were $8.4 million and $2.4 million lower than in the same periods in 2014. Investing activities for 2015 and Q4/15 include capital expenditures during the periods, a net reduction of restricted cash of $4.5M for 2015 and Q4/15, as well as net cash used in the Temex Resources acquisition of $2.1 million. The reduction of restricted cash reflected new letters of credit issued in 2015 as well as the transfer of $5.8 million to cash and cash equivalents. The transfer from restricted cash relates to a surety bond arrangement with Zurich Insurance Company (the “Issuer”), whereby the Company replaced the letters of credit with the Ministry of Northern

Development and Mines (“MNDM”) with two unsecured surety bonds. The surety bonds are renewable annually and bear annual interest of 1.25%. The Company has agreed to indemnify the Issuer in the event that the Issuer is called upon to satisfy any portion of the Closure Plans by way of a draw-down of the surety bonds as directed by the MNDM.

On December 7, 2015 the Company announced a normal course issuer bid to purchase for cancellation, through the facilities of the Toronto Stock Exchange (the “TSX”), up to $10.4 million in principal amount of debentures, and filed a Notice of Intention with the TSX, with regulatory approval received from the TSX on December 10, 2015. The Company may purchase the debentures at prevailing market prices with daily purchases not to exceed 25% of the average daily trading volume of the debentures. The Company may make, once per calendar week, a block purchase of Debentures not owned, directly or indirectly, by insiders of the Company, that exceeds the daily repurchase restriction. The NCIB commenced on December 15, 2015 and will remain in effect until the earlier of December 14, 2016 or the date on which the Company has purchased the maximum number of Debentures permitted under the NCIB.  The foregoing is a summary of the Notice of Intention, a full copy may be obtained by contacting the Company.  As at December 31, 2015, the Company has purchased less than $0.1 million of debentures principal.

On November 26, 2015, the Company raised gross proceeds of $10.0 million (net proceeds of $9.9 million) through the issuance of 6.9 million flow through common shares under a private placement at $1.45 per flow through share. The Company has until December 31, 2016 to spend the flow through funds raised on eligible Canadian exploration expenditures (“CEE”). As at December 31, 2015, the Company has spent $1.5 million on CEE eligible expenditures.

On December 3, 2014, the Company raised gross proceeds of $15.1 million (net proceeds of $14.4 million) through the issuance of 12.9 million flow through common shares under a private placement at $1.17 per flow through share. On May 13, 2014, the Company raised gross proceeds of $5.0 million (net proceeds of $5.0 million) through the issuance of 5.3 million flow through common shares under a private placement at $0.95 per flow through share. The Company had until December 31, 2015 to spend the flow through funds raised in 2014 on eligible Canadian exploration expenditures. As at December 31, 2015, the Company has spent all the required $20.1 million on CEE eligible expenditures ($3.0 million in 2014 and $17.1 million in 2015).

On June 14, 2012, the Company signed a financing agreement with Sprott Resources Lending Partnership (“Sprott”) for a credit facility totaling up to $70.0 million, secured by the material assets of the Company. The credit facility involved two components, a $35.0 million gold-linked note and a Standby Line for an additional $35.0 million. The transaction closed on July 16, 2012, at which time the Company received $35.0 million for the gold-linked note. The Standby Line of $35.0 million was drawn down on February 1, 2013.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company agreed to repay the balance of the Standby Line through 18 equal monthly payments starting on June 30, 2015 with the final payment due on November 30, 2016. Previously, the Standby Line had been due in full on January 1, 2015. The Company repaid $5.0 million of the Standby Line in December 2013, $10.0 million in June 2014 and the remaining $20.0 million on December 31, 2014.

The gold-linked note was repaid through monthly cash payments, which started on January 31, 2013 and ended with the final payment being made on May 29, 2015. As of that date, the Company has no senior secured debt outstanding.

CONTRACTUAL OBLIGATIONS

The Company has various obligations, such as contractual obligations in respect of the various debts, office rent obligations, finance lease obligations and environmental rehabilitation obligations for the Bell Creek Mine and Mill and Timmins West Mine, as at December 31, 2015 as follows (in $’000s):

	Payments Due by Period
Contractual obligations	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$29,022	$29,022	$—	$—	$—
Finance leases and other	$21,930	$10,733	$10,966	$231	$—
Environmental rehabilitation provision	$7,172	$—	$—	$—	$7,172
Share based liabilities	$8,334	$2,256	$4,173	$1,649	$256
Long term debt - principal and interest payments	$116,429	$6,486	$109,943	$—	$—
	$182,887	$48,497	$125,081	$1,880	$7,429

The Company has certain contractual obligations with First Nation communities as provided in the Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation signed on February 17, 2011 and the Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan First Nation and Wahgoshig First Nation signed on March 10, 2009 (for the exploration and advanced exploration work on the Bell Creek Complex). The agreements establish a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the First Nation communities.

CAPITAL RESOURCES

The Company’s capital at December 31, 2015 and 2014 is as follows (in $’000):

As at December 31,	2015	2014
Share capital	$1,064,041	$1,033,623
Equity portion of convertible debentures	14,753	14,753
Reserves	33,361	32,297
Deficit	(599,893)	(608,621)
Long term debt (including current portion)	94,682	96,298
	$606,944	$568,350

The Company believes it has the financial resources available to finance its operations and capital activities on its operating mines and mill based on management’s expectations and assumptions, including in respect of gold prices, production levels and costs. The Company may pursue opportunities to strengthen its balance sheet and financial flexibility if and when required, and may raise additional capital through debt and/or equity markets or any combination as it progresses with its projects and properties.

The debt agreement with Sprott had certain financial covenants, which were required to be maintained on an ongoing basis, until the final payment on May 29, 2015. Throughout 2014 and to May 29, 2015 the Company was in full compliance with all debt covenants.

The Company and its subsidiaries are not subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

As at February 23, 2016, there were 463,282,164 common shares of the Company issued and outstanding.

OUTSTANDING OPTIONS AND WARRANTS

As at February 23, 2016 the following options were outstanding:

Number of Options Outstanding	Exercise Price Range
12,448,727	$0.37-$0.99
5,493,546	$1.00-$1.99
61,500	$2.00-$2.99
142,500	$3.00-$3.99
18,146,273

As at February 23, 2016 the following warrants were outstanding:

Company issuing	Date acquired	Number of warrants	Exercise price	Expiry date
IDM Mining Ltd.	July 31, 2015	20,000,000	$0.20	July 31, 2020
	August 13, 2015	1,250,000	$0.15	August 13, 2017
		21,250,000

NON-GAAP MEASURES

The Company has included in this MD&A certain Non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are considered Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use such Non-GAAP measures to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Operating Costs and Cash Operating Cost Per Ounce

Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating cost per ounce are common performance measures but do not have any standardized meaning.

Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share based payment expenses and reclamation costs. Cash operating cost per ounce is based on ounces sold and is calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating cost per ounce sold is derived from the cash operating costs per ounce sold translated  using the average Bank of Canada C$/US$ exchange rate for the period.

The Company discloses cash operating costs and cash operating cost per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating costs and cash operating cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash operating costs are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows (all dollar amounts, other than per ounce, in 000’s):

	Quarter ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Production costs ($’000)	$34,002	$28,076	$135,165	$120,303
Less share based payments ($’000)	(111)	(113)	(432)	(408)
Cash operating costs ($’000)	$33,891	$27,963	$134,733	$119,895
Gold sales (ounces)	42,000	41,200	183,300	183,300
Cash operating cost per ounce of gold ($/ounce)	$807	$679	$735	$654
Cash operating cost per ounce of gold (US$/ounce)	$605	$597	$576	$592

Cash Earnings from Mine Operations

Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share based payments in production costs to earnings from mine operations.

Cash earnings from mine operations for the three months and years ended December 31, 2015 and 2014 are shown below (in 000’s):

	Quarter ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Earnings from mine operations	$8,698	$11,889	56,036	$64,112
Depletion and depreciation	19,042	16,115	80,155	71,729
Share based payments in production costs	111	113	432	408
Cash earnings from mine operations	$27,851	$28,117	$136,623	$136,249

All-In Sustaining Costs and All-In Sustaining Cost Per Ounce

All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; US$ all-in sustaining costs per ounce sold are translated using the average Bank of Canada C$/US$ exchange rate for the period.

All-in sustaining costs and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows (all dollar amounts, other than per ounce, in 000’s):

	Quarter ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Production costs	$34,002	$28,076	$135,165	$120,303
General and administrative	4,627	2,567	15,788	13,534
Rehabilitation - accretion and amortization (operating sites)	62	63	209	195
Mine in-site exploration and evaluation costs	814	1,216	6,599	4,486
Mine development expenditures	8,051	8,133	29,307	29,667
Sustaining capital expenditures	4,838	2,775	15,551	8,389
All-in sustaining costs	$52,394	$42,830	$202,619	$176,574
Gold sales (ounces)	42,000	41,200	183,300	183,300
All-in sustaining cost per ounce of gold ($/ounce)	$1,247	$1,040	$1,105	$963
All-in sustaining cost per ounce of gold (US$/ounce)	$935	$915	$866	$872

Adjusted Net Earnings

Adjusted net earnings excludes impairment charges, other income/losses (which includes gain/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gain/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt.

Adjusted net earnings are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows (all dollar amounts, other than per share, in 000’s):

	Quarter ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Earnings (loss) from operations	$(4,462)	$(1,500)	$8,728	$23,614
Other loss (income)	(637)	2,875	(5,227)	3,284
Share of loss of investments in associates	108	311	303	865
Write down of available for sale investments	—	807	—	807
Adjusted net (loss) earnings	$(4,991)	$2,493	$3,804	$28,570
Weighted average number of shares outstanding (‘000)	458,934	426,452	442,495	421,158
Adjusted net (loss) earnings per share	$(0.01)	$0.01	$0.01	$0.07

ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS

Changes in Accounting Policies

The Company has adopted the following new standard, along with any consequential amendments, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.

IFRS 8, Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”). The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments’ assets to the entity’s assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The amendments to the standard did not have any impact on the Company’s consolidated financial statements.

Accounting Standards Issued but Not yet Effective

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard.

On July 22, 2015, the IASB deferred the mandatory effective date of IFRS 15 by one year to January 1, 2018 (with earlier application still permitted). The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The amendments are to be applied prospectively for fiscal years beginning on or after January 1, 2016, with early application permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 11, Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”). The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. These amendments will not impact the Company’s consolidated financial statements.

IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IAS 19, Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014. IAS 19 was further amended on July 30, 2014. The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The amendments do not impact the Company’s consolidated financial statements.

IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016. The new Standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15, Revenue from Contracts with Customers, has been applied. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

IAS 7, Statement of Cash Flows

On January 29, 2016, the International Accounting Standards Board (IASB) published amendments to IAS 7, Statement of Cash Flows. The amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity’s financing activities. They are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. The Company is currently evaluating the impact of IAS 7 on its consolidated financial statements.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2015 and 2014 (the “Annual Consolidated Financial Statements”), management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies, and that have the most significant effect on the amount recognized in the consolidated financial statements.

Critical Judgments in Applying Accounting Policies

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its entities is the Canadian dollar.

Key Sources of Estimation Uncertainties

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2015 and 2014.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations and in the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, drilling or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such a review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the Cash Generating Unit (“CGU”) definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU or other assets may, over time, result in impairment charges causing the Company to record material losses.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, performance share units (“PSU”) and deferred share units (“DSU”) in accordance with the accounting policy stated in note 3(m) of the Annual Consolidated Financial Statements. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

Purchase price allocation

There is significant judgment required in determination if the transaction constitutes a business or an asset acquisition. Further, allocation of the purchase price of acquisitions requires estimates as to the fair market value of acquired assets and liabilities.

In respect of the Temex Resources Corp. acquisition, the purchase price ascribed to the non-working capital assets and liabilities acquired was allocated between the various non-working capital assets and liabilities acquired based on their relative fair values at the acquisition date

OFF BALANCE SHEET ARRANGEMENTS/TRANSACTIONS WITH RELATED PARTIES

The Company has not entered into any off balance sheet arrangements or transactions with related parties during the twelve months ended December 31, 2015 and 2014.

RISKS AND CONTROLS

Financial Instruments Risk Exposure

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to receivables, which mainly consist of sales tax due from the Federal Government of Canada. The Company’s surplus cash at December 31, 2015, is invested in very liquid low risk accounts in A rated Canadian Banks. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments as disclosed in the “Contractual Obligations” section on this MD&A. All of the Company’s financial liabilities are subject to normal trade terms.

Market Risk

Interest rate risk

The Company is exposed to interest rate fluctuations related to interest earned on its cash on hand. The Company’s current policy is to invest excess cash in low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s excess cash at December 31, 2015, is invested in liquid and low risk accounts in A rated Canadian Banks. The Company is exposed to short-term interest rates through the interest earned on cash balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $0.7 million in 2015 (2014 - $0.4 million).

Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices, which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines.

The Company has not entered into any material derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold producing countries throughout the world. A 10% change in gold prices would result in an approximately $26.6 million (2014 - $25.1 million) change in the Company’s net earnings.

Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is the Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests as well as earnings from its mine operations.

The Company was also exposed (up to May 29, 2015) to foreign currency exchange risk with respect to its gold loan facility, which was repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment (gold price is denominated in US$). A 10% change in the US$/CAD$ exchange rate would change the unrealized foreign exchange gain (loss) and net earnings of the Company, assuming that all other variables remains constant, by $Nil in 2015 (2014 - $0.6 million).

Other Risks and Uncertainties

The most significant risks and uncertainties faced by the Company are: changes in the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; the inherent risk associated with project development and mineral exploration activities; the uncertainty of mineral resources and their development into reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The success of the Company’s Timmins West Mine, Bell Creek Mine, and its other properties will be primarily dependent on the future price of gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower gold prices could result in the Company breaching one or more covenants in the future with regard to its outstanding credit facility with Sprott.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2014.

Corporate Governance

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of four independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Controls and Procedures

The Company’s management, including the Chief Executive Officer (“CEO”) and the Senior Vice-President and Chief Financial Officer (“CFO”) has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. Based on this assessment, management concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2015, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective.

Quality Control

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs has been to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every forty drill core samples submitted and, as of March 18, 2013, all underground drilling used this same frequency. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select samples are tested with the pulp metallic process.

Underground drilling at the Timmins West and Bell Creek mines utilizes four different core sizes including; NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; BQTK which has a core diameter of 40.7mm; and BQ which has a core diameter of 36.4mm.  Most underground definition and delineation drilling is done with AQTK, BQTK or BQ with any underground exploration core with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK, BQ and AQTK sized core being whole core sampled and selected core from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for drill core from underground drilling has utilized four analytical laboratories.  All drill core from underground drilling is analyzed at either ALS Canada Ltd. (2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver), Activation Laboratories (1752 Riverside Drive, Timmins) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay, not used since May, 2013) and select drill core, test holes and production samples at Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. ALS Canada Ltd. is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms to requirements of CAN P—4E ISO/IEC 17025, and CAN—P—1579, not used since May, 2013). Activation Laboratories Ltd. in Timmins is ISO 9001 certified and follows their fully certified main Ancaster, Ontario Lab analytical procedures (working towards ISO 17025 CANP4E in early 2014).  Lake Shore Gold Corp’s Bell Creek mill laboratory is not ISO registered. All gold analysis for recent surface drilling is performed at ALS Canada Ltd. and Activation Laboratories.

Qualified Persons

Scientific and technical information contained in this MD&A related to production activities and reserves has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this MD&A or source material, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins West Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; price assumptions for gold hold true; prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2015, its Annual Information Form for the year ended December 31, 2014, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.